02037751

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of May 2002

SAES Getters S.p.A.
(Translation of Registrant's Name Into English)

Republic of Italy
(Jurisdiction of incorporation or organization)

**Viale Italia, 77
20020 Lainate, Milan
Italy**
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __x_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ____ No __x__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

EXHIBIT INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, SAES Getters S.p.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 27, 2002

SAES Getters S.p.A.

by: ______________________
Giuseppe Rolando

For more information, please contact

Giuseppe Rolando
SAES Getters S.p.A.
Group Chief Financial Officer
Tel +39 02 93178 203
Fax +39 02 93178 250
E-mail: giuseppe_rolando@saes-group.com

Gianna La Rana
SAES Getters S.p.A.
Investor Relations Manager
Tel +39 02 93178 273
Fax +39 02 93178 370
E-mail: gianna_la_rana@saes-group.com

SAES GETTERS REPORTS FIRST QUARTER RESULTS

(May 8, 2002, Milan - Italy) Saes Getters S.p.A. (Nasdaq: SAESY) today announced that for the first quarter ended March 31, 2002, **consolidated net sales** were €33.5 million compared to €45.9 million in the year-ago period. **Consolidated net income** was €1.3 million compared to €6.6 million in the year-ago period.
Net income per Ordinary Share and Savings Share was €0.0554 for the first quarter of 2002, compared to €0.282 in the year-ago period.

"We are quite satisfied with the quarterly sales of the Components Aggregate. It is worth mentioning the positive turnaround in sales of traditional getters for cathode ray tubes and the continuous sales growth for the lighting sector products" commented Dr. Paolo della Porta, CEO of SAES Getters Group. "However, despite the positive signs coming from the semiconductor market, the delay in the recovery of new fabs construction continued to negatively affect the Equipment Aggregate", added Dr. Paolo della Porta. "The favorable trend of the main markets of the Components Aggregate makes us confident also for the future. With reference to the Equipment Aggregate, we remain cautious about the short term, waiting for additional signs regarding the semiconductor market recovery."

Components Business

Consolidated revenues of the Components Business increased by 2.1% to €26.7 million in the first quarter of 2002 from €26.1 million in the same period one year-ago.

In particular, net sales of the Display Devices Business Area grew by 8.9% to €15.8 million compared to €14.5 million in the same period one year-ago. The increase, net of exchange rate effect, by 4.9% is due to the recovery of the cathode ray tube market.

Revenues of the Light Sources Business Area were €5.9 million in the first quarter 2002, reflecting an increase, net of exchange rate effect, of 15.4% compared to the same period in 2001. The rise is due to a stronger demand of TQS and mercury dispensers for cold cathode lamps used as back-lighting of liquid crystal displays.

Revenues from the Electronic Devices & Flat Panels Business Area decreased by 40.2% to €2.9 million, mainly because of the decrease in sales of getter assemblies for optical amplifiers. To be noticed that the first quarter 2001 was not yet affected by the slowdown in the telecommunication market.

Net sales of the Vacuum Systems & Thermal Insulation Business Area increased by 32.8% to €2 million, compared to €1.5 million in the same period of the previous year thanks to an order of getter pumps for particle accelerators.

Gross profit for the Components Business was €12.3 million in the first quarter of 2002, compared to €13.8 million in the same period of 2001.

Operating income for the Components Business was €5.2 million in the first quarter of 2002, down from €6.9 million in the corresponding quarter of 2001, because of a less favorable sales mix.

Equipment Business

Consolidated revenues of the Equipment Business were €6.8 million in the first quarter of 2002 compared to €19.7 million in the year-ago period, reflecting a decrease of 65.7%.

Net sales of the Pure Gas Technologies Business Area decreased by 77% to €2.4 million compared to €10.5 million in the same period of 2001. The downturn of the semiconductor market, caused by production capacity excess and weakness of the final market demand, had a negative impact on the investment activity of the sector and consequently on the Group's sales.

Revenues of the Analytical Technologies Business Area decreased by 54.4% to €2 million in the first quarter of 2002, compared to €4.4 million in the correspondent period of 2001. The decrease in sales was due to the semiconductor market downturn.

Net sales of the Facilities Technologies Business Area decreased by 51.1% to €2.3 million from €4.8 million in the year-ago period. The decrease was due to the above mentioned downturn of the semiconductor market.

Gross profit for the Equipment Business was €1.5 million in the first quarter of 2002 compared to €7.9 million in the corresponding period of 2001.

Operating loss for the Equipment Business in the first quarter of 2002 was €4 million, compared to an operating income of €0.8 million in the year-ago period. The drop is mainly due to the strong decrease in sales.

Consolidated gross profit was €13.8 million in the first quarter 2002, compared to €21.7 million in the same quarter of 2001, because of the less favorable mix in the Components Aggregate sales and drop in the Equipment Aggregate sales.

Total operating expenses were €12.6 million, down from €14 million in the first quarter of 2001.

Consolidated operating income was €1.2 million in the three months ended March 31, 2002 from €7.8 million in the year-ago period. The decrease is mainly due to the drop in the Equipment Aggregate sales and the fixed cost fraction on lower sales. The R.O.S. ratio decreased from 17% in the first quarter of 2001 to 3.6% in the same period of 2002.

Income taxes were €0.3 million in the three months ended March 31, 2002, compared to €3.2 million in the three months ended March 31, 2001. As a percentage of income before taxes, income taxes were 19.9% in the first quarter of 2002, compared to 32.3% in the first quarter of 2001.

The Group's **net financial position** increased to €49.8 million as of March 31, 2002, from €46.8 million as of December 31, 2001.

SAES Getters, established in 1940, is the world leader in most of the scientific and technological areas for applications where very low limits of impurities in air, gases, liquids, solids and vacuum systems are necessary. By exploiting its core competencies, SAES Getters is the worldwide primary producer of gettering devices and diverse components for the information display, lamp and other industries. The Group is also a leader in ultra pure gases handling for both semiconductor and other high tech markets, manufacturing and distributing purifiers, trace impurity analyzers and quality assurance certification services.
In May 1996, SAES Getters became the first Italian company to be listed on the Nasdaq Stock Market. The Company's ADRs trade under the symbol "SAESY".
For more information, visit the Company's website at http://www.saesgetters.com.

Forward-Looking Statements

This news release contains forward-looking statements which are based upon current expectations and involve a number of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company. These factors include the Company's ability to introduce new products at planned costs and on planned schedules, the Company's ability to maintain key client relationships and the environments of the various economies in the countries the Company conducts business. Investors are also directed to consider other risks and uncertainties discussed in the documents filed by the Company with the Security and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

- tables to follow -

Saes Getters S.p.A. and Subsidiaries - Unaudited Consolidated Net Sales per Business Area
Thousands of euro (except %)

Business Area	2002 1st qr.	2001 1st qr.	total difference (%)	price qty effect (%)	exchange rate effect (%)
Display Devices	15,824	14,525	8,9%	4,9%	4,0%
Light Sources	5,891	5,163	14,1%	15,4%	-1,3%
Electronic Devices & Flat Panels	2,946	4,924	-40,2%	-41,5%	1,3%
Vacuum Systems & Thermal Insulation	2,034	1,532	32,8%	33,8%	-1,0%
Subtotal Components	**26,695**	**26,144**	**2,1%**	**0,0%**	**2,1%**
Pure Gas Technologies	2,419	10,523	-77,0%	-78,9%	1,9%
Analytical Technologies	2,006	4,400	-54,4%	-58,3%	3,9%
Facilities Technologies	2,328	4,759	-51,1%	-56,4%	5,3%
Subtotal Equipment	**6,753**	**19,682**	**-65,7%**	**-69,3%**	**3,6%**
Other	60	73	-17,8%	-17,8%	0,0%
Total Net Sales	**33,508**	**45,899**	**-27,0%**	**-29,4%**	**2,4%**

Index:

Display Devices	Barium getters for cathode ray tubes
Light Sources	Products used in discharge lamps and fluorescent lamps
Electronic Devices & Flat Panels	Getters and metal dispensers for electron vacuum devices and flat panel displays
Vacuum Systems & Thermal Insulation	Pumps for vacuum systems and getters for thermal insulated devices
Pure Gas Technologies	Gas purifier systems for semiconductor industry and other industries
Analytical Technologies	Trace gas analyzers for semiconductor and other industries
Facilities Technologies	Quality assurance, quality control and material inspection of the gas distribution system in semiconductor industry and other industries

Saes Getters S.p.A. and Subsidiaries - Unaudited Consolidated Net Sales by Geographic Location of Customer
Thousands of euro

	2002 1st qr.	2001 1st qr.
Italy	841	991
Other EU	5,398	7,367
Other European countries	811	933
North America	8,168	13,686
Japan	5,025	5,129
Asia (excluding Japan)	12,676	17,200
Rest of the World	589	593
Total Net Sales	**33,508**	**45,899**

Saes Getters S.p.A. and Subsidiaries - Unaudited Consolidated Income Statement
Thousands of euro

Three months ended March 31	2002	2001
Total net sales	**33,508**	**45,899**
Cost of sales	19,739	24,156
Gross profit	**13,769**	**21,743**
R & D expenses	3,385	3,143
Selling expenses	4,512	5,511
G&A expenses	4,666	5,306
Total operating expenses	12,563	13,960
Operating income	**1,206**	**7,783**
Interest and other financial income, net	342	422
Foreign exchange gains (losses), net	71	1,491
Other income (expenses), net	6	87
Income before taxes	**1,625**	**9,783**
Income taxes	323	3,157
Net income	**1,302**	**6,626**

Saes Getters S.p.A. and Subsidiaries - Unaudited Consolidated Income per Share
Euro

	2002 1st qr.	2001 1st qr.
Net Income per Ordinary Share	0.0554	0.2820
Net Income per Savings Share	0.0554	0.2820

Saes Getters S.p.A. and Subsidiaries - Consolidated Balance Sheets
Thousands of euro

	Mar 31, 2002 (Unaudited)	Dec 31, 2001
Current assets*	163,881	161,685
Property, plant and equipment, net	67,764	67,756
Intangible assets, net	16,832	17,114
Investments and other financial assets	1,639	1,587
Total Assets	**250,116**	**248,142**
Current liabilities	58,655	58,389
Long-term liabilities	12,115	12,293
Shareholders' equity	179,346	177,460
Total Liabilities and Shareholders' Equity	**250,116**	**248,142**

* Including non-current deferred tax assets

Saes Getters S.p.A. and Subsidiaries - Consolidated Net Financial Position
Thousands of euro

	Mar 31, 2002 (Unaudited)	Dec 31, 2001
Financial assets		
Cash and banks	72,377	70,546
Short term investments	10,449	10,457
Total current assets	**82,826**	**81,003**
Total long term assets	**0**	**0**
Total financial assets	**82,826**	**81,003**
Financial liabilities		
Bank overdraft	29,890	30,617
Current portion of long term debt	562	914
Total current liabilities	**30,452**	**31,531**
Long term debt, net of current portion	2,613	2,666
Total long term liabilities	**2,613**	**2,666**
Total financial liabilities	**33,065**	**34,197**
Net financial position	**49,761**	**46,806**